Exhibit 99.147

Valour Inc., DeFi Technologies' Wholly Owned Subsidiary, Reaches Record US$374 Million in Assets Under Management

•	More than a US$70 million increase in assets in just over one week

•	As of November 8, 2021, Valour's AUM surpassed US$374M

TORONTO, Nov. 11, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that its wholly owned subsidiary, Valour Inc. ("Valour"), the pioneering issuer of digital asset exchange traded products ("ETPs"), has surpassed US$374 million in assets under management ("AUM"). This achievement marks an exceptional first 10 months of 2021, as AUM increased more than 3883% since the beginning of the year. In just over one week, AUM has increased more than US$70 million.

Valour recently unveiled the world's first and only Uniswap (UNI) ETP, which was listed on the Börse Frankfurt Zertifikate AG ("Frankfurt") on October 27, 2021. Their recently launched Valour Solana product (Ticker: Valour Solana SEK), listed on Nordic Growth Market (NGM), continues to see strong investor inflows, reaching a product AUM of US$50M as of November 8, 2021. With the recent market expansion to Germany and anticipated listing on Euronext, the Company expects continued strong growth of Valour's AUM.

Russell Starr, Chief Executive Officer of DeFi Technologies, stated: "The growth in our AUM is exceptional especially given we currently only have six ETPs. As we look to launch additional innovative ETP's related to crypto, DeFi, gaming, and the metaverse, we expect this growth to continue at a rapid pace."

Diana Biggs, Chief Executive Officer of Valour and Chief Strategy Officer of DeFi Technologies, stated: "We couldn't be happier with the investor response to our products. We are working hard to continue to bring more accessible, innovative products to a growing number of markets to meet that demand."

Valour offers fully hedged digital asset exchange-traded products with low to zero management fees. Valour's Uniswap (UNI) ETP is the world's first and only, with Cardano (ADA), Polkadot (DOT) and Solana (SOL) ETPs the first of their kind in the Nordics. Valour's Bitcoin Zero and Valour Ethereum Zero remain the first and only fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to listing of ETPs by Valour; the growth of AUM; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of Valour ETPs by Frankfurt, Euronext and other exchanges; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 11-NOV-21